Issuer Free Writing Prospectus dated October 28, 2010 Relating to Preliminary Prospectus Supplements dated October 27, 2010 Filed pursuant to Rule 433 Registration Statement No. 333-165739
12,000,000 shares of Common Stock

This term sheet relates to the offering of common stock (the “Common Stock Offering”) described below and should be read together with the preliminary prospectus supplement dated October 27, 2010 relating to the Common Stock Offering, together with the documents incorporated by reference therein and the accompanying prospectus dated March 26, 2010, before making a decision in connection with an investment in the securities.  The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

General

Issuer:	Energy XXI (Bermuda) Limited
Ticker/Exchange:	EXXI/NASDAQ

Common Stock Offering

The Security:	Common stock, par value $0.005 per share
Offering Size:	12,000,000 shares
Over-allotment Option:	1,800,000 shares
Price to Public	$20.75 per share
Joint-Bookrunners:	UBS Investment Bank and Credit Suisse
Joint Lead Managers:	Seymour Pierce, Dahlman Rose & Company, Morgan Keegan, Howard Weil Incorporated and Capital One Southcoast
Senior Co-Managers:	Scotia Capital, Natixis Bleischroeder LLC, TD Securities and Madison Williams
Co-Managers:	Pritchard Capital Partners, LLC, Rodman & Renshaw, LLC and Macquarie Capital
Net Proceeds:
EXXI estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $236.7 million (or approximately $272.3 million if the underwriters exercise their option to purchase additional shares in full)

Use of Proceeds:
EXXI intends to use approximately $132.2 million of the net proceeds from this offering and from the concurrent offering of convertible perpetual preferred stock to redeem approximately $119.7 million aggregate principal amount of its 16% Second Lien Junior Secured Notes due 2014 and approximately $91.5 million of the net proceeds to repay amounts outstanding under Energy XXI Gulf Coast’s revolving credit facility.  The remainder of such net proceeds will be used for general corporate purposes, which may include purchases of the 16% Second Lien Junior Secured Notes due 2014 in the open market, repayment of other outstanding debt, accelerating development of existing reserves or acquisitions.

CUSIP	G10082140
ISIN	BMG100821401

Concurrent Preferred Stock Offering

Concurrent offering:
We are offering in a concurrent offering (the “Convertible Preferred Stock Offering”) 1,000,000 shares of 5.625% convertible perpetual preferred stock (“Convertible Preferred Stock”) (1,150,000 shares if the underwriters exercise their over-allotment option in full).  We estimate that the net proceeds from the Convertible Preferred Stock Offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $245.8 million ($282.7 million if the underwriters exercise their over-allotment option in full).  We intend to use the net proceeds from the Convertible Preferred Stock Offering in the same manner as the net proceeds of the Common Stock Offering.  The consummation of the Common Stock Offering is not conditioned on the closing of the Convertible Preferred Stock Offering.  We may elect not to complete the Convertible Preferred Stock Offering.

Other Offering Information

Pricing Date:	October 28, 2010
Trade Date:	October 29, 2010
Settlement Date:	November 3, 2010 (T+3)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll free at 1-888-827-7275 or Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.